EXHIBIT G

Form of Federal Register Notice

     Cleco Corporation (“Cleco Corp.”) and Cleco Midstream Resources LLC, 2030 Donahue Ferry Road, Pineville, Louisiana 713060, both of which are Louisiana corporations and are or will be holding companies that are exempt under section 3(a)(1) of the Act, have filed an application under sections 9(a)(2) and 10 to acquire all of the outstanding voting securities of Attala Transmission LLC (“Attala”). Attala will own interconnection facilities located in Mississippi.

     Currently, Cleco Corp. is the parent company of Cleco Power LLC, a Louisiana limited liability company that provides electric utility service in central and southeastern Louisiana.